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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☑ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Wright Express Corporation

Full Name of Registrant
Not Applicable

Former Name if Applicable

97 Darling Avenue

Address of Principal Executive Office (Street and Number)
South Portland, ME 04106

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Wright Express Corporation (the “Company”) is filing this Form 12b-25 to disclose that it cannot file its quarterly report on Form 10-Q for the period ended September 30, 2006 (“Third Quarter Form 10-Q”) within the prescribed time period because additional time is necessary to amend the Form 10-K for the year ended December 31, 2005 and quarterly reports for the periods ending March 31, 2006 and June 30, 2006 (the “Periodic Reports”). However, prior to filing the Periodic Reports, the Company will need to receive additional information from Cendant Corporation (“Cendant”) (through its successor entity, Avis Budget Group, Inc.) and from PHH Corporation, a former sister company. The Company believes the Periodic Reports should be filed prior to filing the Third Quarter Form 10-Q. The Company expects to file its Periodic Reports and Third Quarter Form 10-Q no later than November 20, 2006

On October 30, 2006, Management and the Audit Committee of the Company’s Board of Directors concluded that Cendant incorrectly allocated goodwill relating to its 2001 acquisition of the Company. Correcting this error will result in an increase of both goodwill and stockholders’ equity on the Company’s previously issued balance sheets.

At this time, the Company continues to believe that there will be no effect on the income statements that have been publicly released by the Company since its initial public offering. There will be an income statement impact for a 10 month period in 2001 when the Company was required to amortize goodwill.

With the adoption of FAS 142 in January 2002, the Company was no longer required to amortize goodwill. In addition, the Company believes there will be no impact on cash flows, and does not expect to record an impairment charge. The Company is working to file corrected financial statements as soon as possible. Because of the foregoing, the Company filed a current report on Form 8-K on October 31, 2006 to report that the previously issued financial statements and earnings releases should no longer be relied upon.

This Form 12b-25 contains forward-looking statements, including statements regarding Wright Express Corporation’s: belief that there will be no effect on the income statements that have been publicly released by the Company since its initial public offering; belief that there will be no impact on cash flows; expectation that it will not record an impairment charge; and expectation that it will file its Third Quarter Form 10-Q no later than November 20, 2006.

These forward-looking statements include risks and uncertainties that are difficult to qualify, but that could result in outcomes different from those we have predicted in this Form 12b-25. These risks and uncertainties include: the impact of actions by the Company’s former parent and sister companies; changes in the expected accounting treatment of its financial statements; the possibility that the Company could receive comments from the Securities and Exchange Commission with respect to the Company’s filings; and the other risks and uncertainties included from time to time in the Company’s filings with the Securities and Exchange Commission, including the annual report on Form 10-K filed on March 15, 2006, and the Company’s other periodic and current reports. Wright Express Corporation undertakes no obligation to update these forward-looking statements at any future date or dates except as required by law.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Melissa D. Smith	(207)	773-8171
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

While the Company has filed all other required periodic reports, the Company refers interested parties to the current report on Form 8-K, filed with the SEC on October 31, 2006, which reports that the Company’s previously issued financial statements and earnings releases should no longer be relied upon.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company does not anticipate any significant changes in results of operations. For information regarding the third quarter of 2006, the Company refers interested parties to the current report on Form 8-K, filed with the SEC on November 7, 2006, which reports the Company’s preliminary results of operations for the third quarter of 2006.

Wright Express Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 15, 2006	By	/s/ Melissa D. Smith
Melissa D. Smith Senior Vice President, Finance and Chief Financial Officer